  FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-31819

Gold Reserve Inc.

(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The following exhibits are furnished with this Form 6-K:

99.1 Note Restructuring and Note Purchase Agreement

99.2 Fourth Supplemental Indenture

99.3 Security and Pledge Agreement

99.4 News Release

There are representations and warranties contained in the transaction documents furnished as exhibits to this report that were made by the parties to each other as of specific dates. The assertions embodied in the representations and warranties were made solely for purposes of these transaction documents and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the transaction documents’ terms. Moreover, certain of these representations and warranties may not be accurate and complete as of any specified date because (i) they may be subject to contractual standards of materiality that differ from standards generally applicable to investors, or (ii) they may have been used to allocate risk among the parties rather than to establish matters as facts. Based on the foregoing you should not rely on the representations and warranties included in these documents as statements of factual information, whether about the Company (as defined below), any other persons, any state of affairs or otherwise.

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference herein contains both historical information and "forward-looking statements" within the meaning of the relevant sections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and "forward-looking information" within the meaning of applicable Canadian securities laws, that state Gold Reserve Inc.’s (the “Company”) intentions, hopes, beliefs, expectations or predictions for the future. Forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements".

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein and many of which are outside its control. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: the timing of the enforcement and collection of the amounts awarded (including pre and post award interest and legal costs) (the "Arbitral Award") by the International Centre for Settlement of Investment Disputes for the losses caused by Venezuela violating the terms of the treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments related to the Brisas Project (the "Brisas Arbitration"), actions and/or responses by the Venezuelan government to the Company's collection efforts related to the Brisas Arbitration, economic and industry conditions influencing the sale of the Brisas Project related equipment, and conditions or events impacting the Company’s ability to fund its operations and/or service its debt.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements. The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends which do not relate to historical matters, identify forward-looking statements. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including without limitation:

•         the timing of the enforcement and collection of the Arbitral Award, if at all;

•         the costs associated with the enforcement and collection of the Arbitral Award and the complexity and uncertainty of varied legal processes in various international jurisdictions;

•         the Company's current liquidity and capital resources and access to additional funding in the future when required;

•         continued servicing or restructuring of the Company's outstanding notes or other obligations as they come due;

•         shareholder dilution resulting from restructuring or refinancing the Company's outstanding notes and current accounts payable relating to the Company's legal fees;

•         shareholder dilution resulting from the conversion of the Company’s outstanding notes in part or in whole to equity;

•         shareholder dilution resulting from the sale of additional equity;

•         value realized from the disposition of the remaining Brisas Project related assets, if any;

•         value realized from the disposition of the Brisas Project Technical Mining Data, if any;

•         prospects for exploration and development of other mining projects by the Company;

•         ability to maintain continued listing on the TSX Venture Exchange or continued trading on the OTCQB;

•         corruption, uncertain legal enforcement and political and social instability;

•         currency, metal prices and metal production volatility;

•         adverse U.S. and/or Canadian tax consequences;

•         abilities and continued participation of certain key employees; and

•         risks normally incident to the exploration, development and operation of mining properties.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. See "Risk Factors" contained in the Company's Annual Information Form and Annual Report on Form 40-F filed on sedar.com and sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company’s affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or documents presented on the Company’s website. Forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company’s disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

(Signature page follows)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 2, 2015

GOLD RESERVE INC. (Registrant)

By:    /s/ Robert A. McGuinness

Name:    Robert A. McGuinness

Title:     Vice President – Finance & CFO